Exhibit 11

WADDELL & REED FINANCIAL, INC.

COMPUTATION OF EARNINGS PER SHARE

	2012	2011	2010
	(in thousands except per share data)

Income from continuing operations	$192,528	$172,205	$153,428
Income (loss) from discontinued operations	(41,576)	3,254	3,531
Net income	$150,952	$175,459	$156,959

Basic weighted average shares outstanding	85,726	85,783	85,618

Diluted weighted average shares outstanding	85,728	85,793	85,647

Net income per share, basic and diluted:
Income from continuing operations	$2.25	$2.01	$1.79
Income (loss) from discontinued operations	(0.49)	0.04	0.04
Net income	$1.76	$2.05	$1.83